UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

001-41208
(Commission File Number)

NOVONIX LIMITED
(Translation of registrant’s name into English)

Level 38
71 Eagle Street
Brisbane, QLD 4000 Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FORWARD-LOOKING STATEMENTS

The Australian Securities Exchange (“ASX”) announcements filed as Exhibit 99.2 and Exhibit 99.4 hereto contain forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in such announcements are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including those factors identified in our filings with the U.S. Securities and Exchange Commission. We undertake no obligation to update any forward-looking statements made in the ASX announcements filed as Exhibit 99.2 and Exhibit 99.4 hereto to reflect events or circumstances after the date of such announcements or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Notice of Annual General Meeting dated September 26, 2022
Exhibit 99.2	ASX Announcement (Chairman’s Address to AGM), dated October 26, 2022
Exhibit 99.3	Presentation to Annual General Meeting held on October 26, 2022
Exhibit 99.4	ASX Announcement (appointment of new directors), dated October 26, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED

By: /s/ Dr John Christopher Burns
Dr. John Christopher Burns
Chief Executive Officer

Date:  October 26, 2022